Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-211858
July 15, 2016
Learn more	About BMO	Our Team

BMO GOLD Deposit Receipts (GOLDRs®)

Introducing BMO GOLDRs®, the first gold deposit receipt program in the United States that is DTC-eligible.
That means you finally can reflect gold bullion in virtually any U.S. brokerage account.

Indicative Daily Closing Price, 01Oct2015: $1,114.30 / deposit receipt Bloomberg users: For intraday indications please see BMOEGLDR Index Go.

Not every gold investor wants an ETF.

BMO GOLDRs® have been designed with the following features:

•	No annual fees
•	SEC-registered and DTC-eligible
•	No tracking error
•	No derivatives
•	No empty vault risk
•	Stored in Canada
•	Spot Pricing
•	Alternative to unregulated storage programs
•	Gold bullion not available to claims of creditors of BMO
•	Delivery of as little as one ounce

Learn more about BMO GOLDRs® Including the risks associated with an investment
SEC Prospectus	Info Card	FAQs	Client Booklet	EDGAR Filings
If you are a Financial Advisor, please contact us at bmo.gold@bmo.com

About BMO (TSX, NYSE: BMO)

Bank of Montreal (BMO) is Canada’s oldest bank.

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization that provides a broad range of retail banking, wealth management and investment banking products and solutions.

BMO GOLDRs® are not securities of Bank of Montreal, nor are they obligations of Bank of Montreal.

bmo.com

Our Team

Simon Carling Managing Director (Toronto)	Laurence Kaplan Managing Director (New York)	Jim Pratt Director (New York)	Louis Lucchetti Director (Washington DC)

Jason Tulley Director (San Francisco)	Adam Stempel Director (New York)	Ted Bretingen Vice President (Chicago/Milwaukee)	Dave Thomas Analyst (New York)

BMO GOLDRs® are issued by the Vaulted Gold Bullion Trust (the "Trust"). The objective of the Trust is to provide a secure, convenient and transparent way for investors to invest in unencumbered, allocated, physical gold bullion ("Gold Bullion") on a spot basis. BMO GOLDRs® are not issued by (or guaranteed by) Bank of Montreal and are not bank deposits.

BMO GOLDRs® are not listed on a securities exchange and are continuously offered through BMO Capital Markets Corp., acting as underwriter. BMO Capital Markets Corp. will enter into dealer agreements with certain third parties that are registered broker-dealers, or banks or trust companies regulated by the Office of the Comptroller of the Currency and/or one or more state banking regulators that are either direct or indirect OTC participants ("Authorized Participants"). Only Authorized Participants will be involved in the distribution of BMO GOLDRs®. BMO GOLDRs® may be redeemed through Authorized Participants or through a registered broker-dealer or similar entity that is not an Authorized Participant. Under no circumstances can any purchase of BMO GOLDRs® be made with borrowed funds or leverage from, or on margin provided by, an Authorized Participant. While BMO currently intends to repurchase Gold Bullion for cash upon the request of holders based on the market price for the Gold Bullion, it is under no obligation to do so, and may cease such repurchases at any time. Physical delivery of Gold Bullion may be suspended by the Trust in certain circumstances and is only available in certain states. A holder will be required to pay a delivery fee and applicable taxes to receive physical gold.

BMO GOLDRs® are issued by the Trust. The Trust is neither an investment company registered under the U.S. Investment Company Act of 1940 nor a commodity pool for purposes of the U.S. Commodity Exchange Act. The Trust is not actively managed. BMO GOLDRs® are not interests in, nor obligations of, Bank of Montreal. An investment in BMO GOLDRs® may not be appropriate for all investors and is subject to significant risks and investors should carefully consider the risk factors contained In the prospectus prior to making an investment decision.

BMO GOLDRs® will be issued pursuant to a registration statement that was previously filed with, and declared effective by the U.S. Securities and Exchange Commission (SEC). Before you invest you should read the final prospectus that has been filed with the SEC for more complete information about the offering. Any offer will be made only by means of a prospectus which may be obtained for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll free 1-844-266-4537 or emailing bmo.gold@bmo.com.

This website does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the BMO GOLDRs® in any state or jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BMO GOLDRs® may be sold to Institutional investors in any state of Puerto Rico. Retail investors should familiarize themselves with the below restrictions.
The term "institutional investor" is understood to mean:
a) An investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions),
b) Any other person (whether a natural person, corporation, partnership, trust, or otherwise) with total assets of at least $50 million, or
c) A bank, savings and loan association, insurance company or registered investment company with the SEC.

BMO GOLDRs® are not approved for sale and should not be sold to residents of the states of Alabama, Arizona or Tennessee, other than to institutional investors. All sales in the state of Texas will only be made by a Texas-registered broker-dealer. All sales in the state of North Carolina will only be made by a North Carolina registered broker-dealer. California investors must be able to evidence either (a) $65,000 annual gross income and $250,000 liquid net worth (as defined below) or (b) $500,000 liquid net worth. Oregon and Oklahoma investors must be able to evidence a liquid net worth (as defined below) of $250,000 or more to invest In this offering. Texas investors must be able to evidence either (a) $100,000 annual net income and $100,000 net worth or (b) $250,000 liquid net worth. It shall be unsuitable for a retail investor's aggregate investment in BMO GOLDRs® to exceed ten percent (10%) of his, her, or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. Please consult your financial and tax adviser.

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